Exhibit 99.1

Hollysys Board of Directors Announces Update to Preliminary Non-Binding Offer

Beijing, China – August 24, 2021 – HollySys Automation Technologies Ltd. (NASDAQ: HOLI) (“HollySys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that the Company’s Board of Directors (the “Board”) has received from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Mr. Changli Wang, the founder of the Company who retired from the Company in 2013 with honor (collectively, the “Emerald Consortium”), a notification advising that Mr. Yue Xu and Mr. Lei Fang, the co-chief operating officers of the Company, have agreed to join the Emerald Consortium as members in connection with the transaction contemplated under a preliminary non-binding offer delivered by the Emerald Consortium to the Company on July 20, 2021 to acquire all of the outstanding ordinary shares of the Company for US$23.00 per share in cash (the “Emerald Offer”). According to the notification received by the Company, Mr. Xu and Mr. Fang jointly represent the collective interests of themselves and certain other management and employees of the Company.

Consistent with its fiduciary duties to the Company’s shareholders, the Company’s Board of Directors will continue to evaluate and consider the Emerald Offer and will consult with its financial advisor and legal counsel regarding its evaluation and consideration of such offers. No decisions have been made by the Board of Directors with respect to the Company’s response to the Emerald Offer. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Emerald Offer or any other proposal or transaction, except as required under applicable law.

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com